SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

Minutes Of The Extraordinary Shareholders Meeting

Held on September 13, 2018

1.                  Date, time and place: September 13, 2018 at 9h30, at the head office of Suzano Papel e Celulose S.A. (“Company”), located at Avenida Professor Magalhães Neto, No. 1752, Pituba, Salvador, state of Bahia, Zip Code No. 41810-012.

2.                  Call notice: The meeting was called through the call notice published in the newspapers Diário Oficial do Estado da Bahia on August 10, 11 and 14, 2018, Correio da Bahia, on August 10, 11 and 12, 2018 and Valor Econômico, on August 10, 13 and 14, 2018, in accordance with Article 124 of Federal Law 6,404/1976, of December 15, 1976 (“Brazilian Corporations Law”).

3.                  Attendance: Shareholders representing more than 2/3 of the common shares issued by the Company, as per the signatures in the “Shareholders Attendance Book of the Company” and the votes cast through the Absentee Ballot, in accordance with CVM Instruction No. 481/09, of December 17, 2009, as amended (“ICVM No. 481/09”). Were also present, Mr. Rubens Barletta, member of the Audit Committee of the Company; Mr. Kieran McManus, representing PricewaterhouseCoopers Independent Auditors; and Mrs. Fernanda de Lucas and Leticia Mattos, representing Ernst & Young Assessoria Empresarial Ltda.

4.                  Installation and Presiding Board: The meeting was brought to order by Mr. Pablo Francisco Gimenez Machado, pursuant to Article 8 of the Company’s By-laws. Chairman: Pablo Francisco Gimenez Machado; Secretary: Maria Cristina Cescon.

5.                  Agenda: The Secretary informed all present that the purpose of the meeting is to: (a) ratify the investment by the Company in Eucalipto Holding S.A., a closely-held company, enrolled with the CNPJ/MF under No. 29.339.648/0001-79, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1355, 8th floor, suite 2, Pinheiros, Zip Code 01452-919 (“Holding”), by means of the subscription of new shares in the amount indicated in the Protocol and Justification, to be paid-in in the moment of the subscription, in cash; (b) examine, deliberate and approve

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the Protocol and Justification executed on July 26, 2018 (“Protocol and Justification”), among the managements of the Company, of Holding and of Fibria Celulose S.A. a publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with head office in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3th and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, Zip Code 04551-010 (“Fibria”), which sets forth the terms and conditions of the corporate reorganization, which steps and events are interdependent and related among them, by which the shares issued by Fibria will be merged into Holding, and Holding will be merged into the Company, consequently, the Company will be the owner of the totality of shares issued by Fibria, with the resulting combination of the operations and shareholders bases of the Company and of Fibria (“Transaction”); (c) ratify the appointment of the specialized company PricewaterhouseCoopers Auditores Independentes, enrolled with the CNPJ/MF under No. 61.562.112/0001-20 (“Specialized Company”), as the company responsible for drafting an appraisal report at book value of the stockholders’ equity of Holding for the merger of Holding into the Company (“Appraisal Report of Holding”); (d) approve the Appraisal Report of Holding; (e) approve the proposed Transaction, pursuant to the terms of the Protocol and Justification; (f) approve the capital increase of the Company, as result of the merger of Holding, to be subscribed and paid-in by the managers of Holding in benefit of its shareholders, with the cancellation of the shares issued by Holding held by the Company, being that such increase shall be accomplished through the issuance of the Final Quantity of Suzano’s Shares per Holding’s Common Shares, as objectively determined by Sections 2 and following of the Protocol and Justification; and (g) approve the amendment of the Company’s By-laws in order to, set forth, in Article 5, as result of the resolution taken pursuant item (f) above, the amount of the subscribed capital stock of the Company and the respective number of shares, as well as adjust the wording in Paragraph First of the same article, in respect to the authorized capital and, amend Article 12 of the Company’s By-laws in respect to the maximum number of members of the Company’s Board of Directors, as indicated in the Company’s Management Proposal.

6.                  Resolutions: The following resolutions have been adopted and the abstentions were registered in each case, and the drawing up of these minutes in summary form was authorized and published without the signatures of the shareholders, as authorized by article 130, §§ 1st and 2nd of Brazilian Corporations Law, and being registered that the effectiveness of the matters approved below is subject to the compliance, verification or waiver of the conditions precedent, as applicable, pursuant the Protocol and Justification:

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6.1.            Ratify, by unanimity of the votes, with 840,946,558 votes in favor and 77,353,564 abstentions, the investment, by the Company, upon subscription of new shares of Holding, to be paid-in in the moment of the subscription in cash, as set forth in the Protocol and Justification, in the amount of twenty-nine billion, thirty-six million, seven hundred and thirty-two thousand, seventy-seven Reais and fifty cents (R$29,036,732,077.50), subject to adjustment by the variation of the CDI verified between March 15, 2018 and the Financial Settlement Date (as defined in the Protocolo and Justification).

6.2.            Approve, by unanimity of the votes, with 840,946,558 votes in favor and 77,353,564 abstentions, the Protocol and Justification, which sets forth the terms and conditions of the Transaction and becomes an integral part of these minutes as Exhibit I.

6.3.            Ratify, by unanimity of the votes, with 841,944,663 votes in favor and 76,355,459 abstentions, the appointment of the Specialized Company, as the company responsible for drafting the Appraisal Report of Holding, for purposes of Article 227 of the Brazilian Corporations Law.

6.4.            Approve, by unanimity of the votes, with 841,944,663 votes in favor and 76,355,459 abstentions, the Appraisal Report of Holding, which appraised Holding’s equity book value, already taking into consideration the effects of Holding’s capital increase, pursuant to item 6.1 above, of the redemption of Holding’s preferred shares and of the merger of shares of Fibria into Holding, pursuant to the Protocol and Justification, noting that the Specialized Company representative attending the Meeting was available to provide all required clarifications regarding such report.

6.5.            Approve, by unanimity of the votes, with 840,946,558 votes in favor and 77,353,564 abstentions, the Transaction, as set forth in the Protocol and Justification, including, specifically, the merger of Holding into the Company (“Merger of Holding”), delegating to the management of the Company the powers to practice any further actions that may be required for the implementation and formalization of the Transaction.

6.5.1.          To set forth that, within the scope of the approved Transaction, notwithstanding the fact that the exchange rates were agreed upon between the Company and Fibria, the Company, for informational purposes and due to the reason that, as of the date of the Merger of Holding, it is the controlling shareholder of Holding, has also requested Ernst & Young Assessoria Empresarial Ltda., enrolled with the CNPJ/MF under No. 59.527.788/0001-31, to prepare an appraisal report in conformity with article

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264 of the Brazilian Corporations Law, appraising the two shareholders’ equities following the same criteria and on the same date, at market prices.

6.5.2.          To set forth that there is no right of withdrawal as result of the Merger of Holding, as set forth in item 4.7 of the Protocol and Justification.

6.6.            Approve, by unanimity of the votes, with 840,946,558 votes in favor and 77,353,564 abstentions, the capital increase of the Company, to be subscribed and paid-in by the managers of Holding in benefit of its shareholders, with the cancellation of the shares issued by Holding held by the Company, being that such increase shall be accomplished through the issuance of the Final Quantity of Suzano’s Shares per Holding’s Common Shares, as objectively determined by Sections 2 and following of the Protocol and Justification. The equity variations ascertained as of March 31, 2018 until the date on which the Merger of Holding is completed shall be appropriated by the Company.

6.6.1.          To set forth that the shares of the Company to be issued due to the capital increase set forth in item 6.6 above, after the completion of the Transaction, (i) shall be paid-in by means of the transference of Holding’s equity to the Company; and (ii) shall be delivered to Fibria’s former shareholders, according to the exchange ratio established in the Protocol and Justification.

6.6.2.          To set forth that any fraction of common shares of the Company, due to the exchange of the position of each former shareholder of Fibria, as result of the Transaction, shall be reversed split into whole numbers such that they are thereafter sold on the spot market managed by B3 S.A. – Brasil, Bolsa e Balcão, after the completion of the Transaction, under the terms of the notice to the shareholders to be timely disclosed. The amounts earned in such sale shall be made available net of fees to the former shareholders of Fibria owning the respective fractions of shares, proportionally to their interest in each share being sold.

6.7.            As result of the approval of the Transaction, approve, by unanimity of the votes, with 841,944,663 votes in favor and 76,355,459 abstentions, the amendment to the Company´s By-laws to set forth the following:

(i)                     as result of the resolution taken pursuant item 6.6 above, amend the caput of Article 5 of the Company’s By-laws to reflect the amount of the subscribed capital stock of the Company and the respective number of shares;

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(ii)                   adjust the wording of Paragraph First of Article 5 of the Company’s By-laws, in respect to the authorized capital, as indicated in the Company’s Management Proposal; and

(iii)                 amend Article 12 of the Company’s By-laws in respect to the maximum number of members of the Board of Directors of the Company, as indicated in the Company’s Management Proposal, subject to the compliance of the conditions precedent and the completion of the Transaction.

6.7.1.          To set forth that the amendments to the Company’s By-laws are subject to the compliance, verification or waiver of the conditions precedent, as applicable, of the conditions precedent, as indicated in item 6.10 below.

6.7.2.          To set forth that the Company’s Board of Directors, once the Final Quantity of Suzano’s Shares per Holding’s Common Shares to be issued is defined, as set forth in the Protocol and Justification, shall register and disclose such number and, as consequence, the number of shares of the capital stock, submitting the respective amendment to Article 5 of the Company’s By-laws to the first general shareholders meeting to be held after such disclosure.

6.8.            To set forth that the Fiscal Committee of the Company issued, on July 23, 2018, opinion in favor of the approval of the Company’s Management Proposal in respect to the Transaction provided in the Protocol and Justification.

6.9.            In addition, the Company´s management is authorized to perform all actions required to complete the Transaction hereby approved, including to cancel enrollments of Holding with the relevant federal, state or municipal agencies, and to keep the accounting books of Holding during the legal term.

6.10.        Lastly, to set forth that the resolutions taken in items 6.1 to 6.7 above are part of one sole and interdependent legal transaction, being a premise that each of the stages of the Transaction set forth in the Protocol and Justification will not be individually effective without the others also becoming effective. Thus, in case the general shareholders’ meeting of Fibria rejects any of the matters related to the Transaction or the corporate approvals are not obtained or the conditions set forth in the Protocol and Justification are not complied, the resolutions approved in this general shareholders’ meeting shall not produce any effect.

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7.                  Closure and Approval of Minutes: There being no further matters to address, the Meeting was adjourned for the required time to drawn up these minutes. Reopened the session; these minutes were read, approved and signed by all present. The votes and abstentions, registered by the board and filed in the head office. The votes cast through the Absentee Ballot, in accordance with ICVM No. 481/09, were filed in the Company.

I certify that this is a true copy of the original minutes drawn up in the Company’s records.

Salvador, September 13, 2018.

Board:

______________________________	______________________________
Pablo Francisco Gimenez Machado Chairman	Maria Cristina Cescon Secretary

[page intentionally left blank] [signature page follows]

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[Free Translation from Portuguese version]

Mr.

Chairman of the Extraordinary Shareholders’ Meeting

of Suzano Papel e Celulose S.A.

BNDES Participações S.A. – BNDESPAR, through its representative in this shareholders’ meeting, in compliance with its commitment to the transparency of its decisions, hereby requests to be recorded in the minutes of such meeting that:

BNDESPAR, as part of the controlling group of Fibria Celulose S.A., acted in line with the interests of such company and, as such, will vote in favor of the Transaction at the shareholders meeting of such company called for the present date, in accordance with the position BNDESPAR has assumed since the beginning of the Transaction.

BNDESPAR considers that the terms and conditions of this Transaction of merger of Fibria by Suzano Papel e Celulose S.A., established upon the negotiation among independent parties, controlling shareholders of the companies, have led to legitimate and equitable conditions, in the best interest of the companies involved.

Notwithstanding the above, BNDESPAR requests to be recorded in the minutes of this shareholders’ meeting its abstention to vote, despite the absence of any legal impediment to exercising its voting right, based on its understanding, taking into account the best Corporate Governance practices, BNDESPAR will only register its position at the Extraordinary Shareholders’ Meeting of Fibria.

Salvador, September 13, 2018.

LEONARDO NUNES SOARES

OAB/PE nº 24.036

Received

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